Exhibit 99.1

Alibaba Group Announces September Quarter 2015 Results

Hangzhou, China, October 27, 2015 — Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter ended September 30, 2015.

“This was a great quarter for Alibaba Group, with strong growth across the board and particular outperformance in mobile.  We continued our efforts to drive healthy GMV growth, deliver an unparalleled consumer experience and help quality merchants do business on our platform,” said Daniel Zhang, Chief Executive Officer of Alibaba Group.  “We are winning in mobile and remain focused on our top strategic priorities, including internationalization, expanding our ecosystem from cities to villages, and building a world-class cloud computing business.”

“We had very strong results this quarter.  GMV grew to US$112 billion, a year-on-year increase of US$25 billion in this quarter,” said Maggie Wu, Chief Financial Officer of Alibaba Group.  “We also made significant progress in monetization and our revenue growth accelerated.  Meanwhile, we generated strong free cash flow of US$2.1 billion this quarter.  The fundamental strength of our business gives us the confidence to invest in our strategic priorities.”

Business Highlights and Strategic Updates

In the quarter ended September 30, 2015:

•                  GMV transacted on our China retail marketplaces was RMB713 billion (US$112 billion), an increase of 28% year-over-year;

•                  Revenue was RMB22,171 million (US$3,488 million), an increase of 32% year-over-year;

•                  Mobile GMV accounted for 62% of total GMV transacted on our China retail marketplaces; mobile revenue was RMB10,520 million (US$1,655 million), representing a year-on-year increase of 183%;

•                  Growth of our cloud computing and Internet infrastructure business accelerated, with revenue increasing 128% year-over-year to RMB649 million (US$102 million); and

•                  Non-GAAP free cash flow was RMB13,624 million (US$2,144 million).

China retail marketplaces — Our ecosystem continues to thrive.  By the end of the September quarter, our annual active buyers grew to 386 million, and mobile MAUs grew to 346 million, which demonstrates the continuous growth of our unrivaled leadership in mobile commerce.  User engagement is healthy with more buyers purchasing across more categories.  We are fortifying our market leadership in the major cities.  In addition to Beijing and Shanghai, we have added Chengdu, Guangzhou, Hangzhou, Suzhou and Wuhan for same-day delivery of groceries.  We continue to develop commerce in the lower-tier cities and rural areas.  In the September quarter, we increased our presence in over 4,000 additional rural villages, where we provide purchasing and delivery services.  At the same time, we remain committed to providing a trusted consumer experience with authentic products by driving merchants that peddle counterfeit products off our marketplaces through effective implementation of our proprietary data technology and consumer protection programs.

Monetization — We have made significant progress on monetization.  The overall monetization of our China retail marketplaces increased from the same period last year, resulting in an increase of our blended monetization rate to 2.42% in the current quarter from 2.30% in the same quarter of 2014.  This increase reflects our focus on high-quality merchants and delivering better value proposition to our merchants, thereby enabling us to optimize online marketing efficiency and increased online marketing inventory on both mobile and the PC screen.

Cloud computing — In the September 2015 quarter, our revenue growth from cloud computing and Internet infrastructure continued to accelerate, resulting in a revenue increase of 128% year-on-year.  Worthy of note was our opening in August of the data center in Singapore serving regional and global customers.  We will continue to expand our customer base, geographic coverage and product offerings.  We are positive about the development of the cloud computing business as more customers look for computing solutions at a reasonable cost and sophistication in managing their increasingly complex IT infrastructures.

International operations — Our globalization strategy is focused on cross-border commerce.  Our China retail marketplace platforms are emerging as the gateway for international brands and retailers to sell their products to Chinese consumers online.  We recently opened offices in London and Milan to serve European brands, retailers and trade associations who seek to access the large and growing Chinese consumer class looking for high-quality imported products and services.

Recent Strategic Investment — On October 16, 2015 we submitted a non-binding proposal to the board of directors of Youku Tudou Inc. (“Youku”), a leading digital entertainment and media company in China with over 500 million monthly active users, for the acquisition of the remaining shares that we do not own for a cash consideration of US$26.60 per ADS in a “take private” transaction.  The proposed transaction would expand our existing partnership, and would combine Alibaba’s unrivalled data-driven platforms in e-commerce, media and advertising with Youku’s market-leading digital video franchise.

Share Repurchase

In August 2015, our Board of Directors authorized a share repurchase program in an aggregate amount of up to US$4 billion over a period of two years.  During the September quarter, we repurchased and canceled 40.8 million of our shares for a total price of US$2.74 billion.

September Quarter Operational and Financial Results*

Major Operational Metrics:

	September 30,	June 30,	September 30,	% Change
	2014	2015	2015	YoY	QoQ

China Commerce Retail:
Quarterly GMV(1) (in RMB billions)	556	673	713	28%	6%
Quarterly mobile GMV(1) (in RMB billions)	199	371	440	121%	19%
Mobile GMV as a percentage of total GMV(1)	36%	55%	62%
Annual active buyers(2) (in millions)	307	367	386	26%	5%
Mobile monthly active users (MAUs)(3) (in millions)	217	307	346	59%	13%

*                 For definitions of terms used but not defined in this earnings release, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2015.

(1)         For the three months ended on the respective dates.

(2)         For the twelve months ended on the respective dates.

(3)         For the month ended on the respective dates.

Summary Financial Results:

	Three months ended September 30,
	2014	2015
	RMB	RMB	US$(1)	YoY % Change
	(in millions, except percentages and per share amounts)

Revenue	16,829	22,171	3,488	32%
Mobile revenue from China commerce retail	3,719	10,520	1,655	183%
Mobile revenue as a percentage of China commerce retail revenue	29%	61%

Income from operations	4,345	6,395	1,006	47%
Non-GAAP EBITDA(2)	8,493	11,146	1,754	31%
Non-GAAP EBITDA margin(2)	50%	50%

Net income	3,030	22,703	3,572	649	%(3)
Non-GAAP net income(2)	6,808	9,252	1,456	36%

Diluted earnings per share/ADS (EPS)	1.24	8.87	1.40	615	%(3)
Non-GAAP diluted EPS(2)	2.79	3.63	0.57	30%

(1)                                 This earnings release contains translation of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.3556 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2015. The percentages stated in this release are calculated based on the RMB amounts.

(2)                                 See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this earnings release.

(3)                                 Includes a gain of RMB18,603 million (US$2,927 million) from the revaluation of our previously held equity interest in Alibaba Health when we obtained control over Alibaba Health in the quarter ended September 30, 2015 as discussed in detail in “Interest and investment income, net” below.

GMV — GMV transacted on our China retail marketplaces in the quarter ended September 30, 2015 was RMB713 billion (US$112 billion), an increase of 28% compared to RMB556 billion in the same quarter of 2014.  GMV transacted on Taobao Marketplace in the quarter ended September 30, 2015 was RMB438 billion (US$69 billion), an increase of 15% compared to the same quarter of 2014.  Excluding the effect of the suspension of our lottery business since February 2015, GMV transacted on Taobao Marketplace in the quarter ended September 30, 2015 would have increased by 17% in the quarter ended September 30, 2015 from the same quarter of 2014.  GMV transacted on Tmall in the quarter ended September 30, 2015 was RMB275 billion (US$43 billion), an increase of 56% compared to the same quarter of 2014.  The growth of total GMV transacted on our China retail marketplaces was primarily driven by an increase in the number of active buyers.

Annual active buyers — Our China retail marketplaces had 386 million annual active buyers in the twelve months ended September 30, 2015, compared to 367 million in the twelve months ended June 30, 2015, representing a net addition of 19 million in annual active buyers, and compared to 307 million in the twelve months ended September 30, 2014, representing an increase of 26% compared to the same period in 2014.  The growth in annual active buyers was driven by an increase in users accessing our platforms through mobile devices, which in turn was a result of our continuing efforts to attract users with strong commercial intent to our mobile e-commerce apps, especially our Mobile Taobao App, and convert them into active buyers with our effective mobile interface.  Our active buyers increased throughout China, with continued faster growth from lower tier cities. In addition, each active buyer on average placed more orders across more product categories in the twelve months ended September 30, 2015 compared to the same period in 2014.

Mobile GMV and MAUs — Mobile GMV transacted on our China retail marketplaces in the quarter ended September 30, 2015 was RMB440 billion (US$69 billion), an increase of 121% compared to the same quarter of 2014.  Mobile GMV accounted for 62% of total GMV transacted on our China retail marketplaces in this quarter, compared to 55% in the quarter ended June 30, 2015 and 36% in the quarter ended September 30, 2014.  The growth was driven primarily by an increase in consumers accessing our platforms through mobile devices and also by an increase in the level of their spending.

Mobile MAUs on our China retail marketplaces grew to 346 million in the month ended September 30, 2015, compared to 307 million in the month ended June 30, 2015, representing a net addition of 39 million MAUs over the quarter and a 59% increase from 217 million in the month ended September 30, 2014.  The growth in mobile MAUs in this quarter was primarily due to increased promotion of our Taobao Mobile App.

Revenue — Revenue for the quarter ended September 30, 2015 was RMB22,171 million (US$3,488 million), an increase of 32% compared to RMB16,829 million in the same quarter of 2014.  The increase was mainly driven by the revenue acceleration of our China commerce retail business.

The following table sets forth a breakdown of our revenue for the periods indicated.

	Three months ended September 30,
	2014		2015
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
China commerce
Retail	12,769	76%	17,267	2,717	78%	35%
Wholesale	790	5%	1,046	164	5%	32%
Total China commerce	13,559	81%	18,313	2,881	83%	35%
International commerce
Retail	419	3%	481	76	2%	15%
Wholesale	1,198	7%	1,355	213	6%	13%
Total international commerce	1,617	10%	1,836	289	8%	14%
Cloud computing and Internet infrastructure	285	1%	649	102	3%	128%
Others	1,368	8%	1,373	216	6%	0%
Total	16,829	100%	22,171	3,488	100%	32%

•                  China commerce retail business — Revenue from our China commerce retail business in the quarter ended September 30, 2015 was RMB17,267 million (US$2,717 million), or 78% of total revenue, and increased 35% from RMB12,769 million as compared to the same quarter of 2014.  Revenue from our China commerce retail business increased at a higher rate than GMV growth on our China retail marketplaces because of robust growth in online marketing services revenue.  The growth was primarily contributed by our focus on high-quality merchants and delivering better value proposition to our merchants. This resulted in higher marketing spend by our merchants as we optimized online marketing efficiency and added new online marketing inventory on both mobile and PC interfaces.  Commission revenue as a percentage of China commerce retail revenue was 32% in the quarter ended September 30, 2015.

Mobile revenue from the China commerce retail business in the quarter ended September 30, 2015 was RMB10,520 million (US$1,655 million), or 61% of our China commerce retail revenue, an increase of 183% compared to RMB3,719 million, or 29% of the China commerce retail revenue, in the same quarter of 2014.  This year-on-year increase in mobile revenue in both absolute terms and as a percentage of total revenue from the China commerce retail business was due to an increase in GMV generated on mobile devices and better monetization of mobile transactions and usage.

Our monetization rate was 2.42% in the quarter ended September 30, 2015, compared to 2.30% in the same quarter of 2014.  Mobile monetization rate in the quarter ended September 30, 2015 was 2.39%, compared to 1.87% in the same quarter of 2014.

•                  China commerce wholesale business — Revenue from our China commerce wholesale business in the quarter ended September 30, 2015 was RMB1,046 million (US$164 million), an increase of 32% compared to RMB790 million in the same quarter of 2014.  The increase was due to an increase in paying members and an increase in average revenue from paying members.

•                  International commerce retail business — Revenue from our international commerce retail business in the quarter ended September 30, 2015 was RMB481 million (US$76 million), an increase of 15% compared to RMB419 million in the same quarter of 2014.  The increase was primarily due to an increase in GMV transacted on AliExpress.

•                  International commerce wholesale business — Revenue from our international commerce wholesale business in the quarter ended September 30, 2015 was RMB1,355 million (US$213 million), an increase of 13% compared to RMB1,198 million in the same quarter of 2014.  The increase was primarily due to growth in spending on our value-added services, such as the import/export business solutions provided by One Touch and also to an increase in the number of paying members.

•                  Cloud computing and Internet infrastructure — Revenue from our cloud computing and Internet infrastructure in the quarter ended September 30, 2015 was RMB649 million (US$102 million), an increase of 128% compared to RMB285 million in the same quarter of 2014, driven by the accelerated growth of our cloud computing business.  The increase was primarily due to an increase in the number of paying customers and also to an increase in their usage of our cloud computing services including more complex offerings, such as our content delivery network and database services.

•                  Others — Other revenue in the quarter ended September 30, 2015 was RMB1,373 million (US$216 million), compared to RMB1,368 million in the same quarter of 2014.  This result was primarily due to the increase in mobile Internet services revenue provided by UCWeb Inc., or UCWeb, and AutoNavi Holding Limited, or AutoNavi, which was largely offset by the exclusion of revenue from the SME loan business that we transferred to Ant Financial in February 2015.

Costs and Expenses — The following tables set forth a breakdown of our cost and expenses, share-based compensation expense and cost and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended September 30,
	2014		2015
	RMB	% of Revenue	RMB	US$	% of Revenue	% of Revenue YoY change
	(in millions, except percentages)
Cost and expenses:
Cost of revenue	5,596	33%	7,131	1,122	32%	(1)%
Product development expenses	2,581	15%	3,225	507	15%	0%
Sales and marketing expenses	1,749	10%	2,564	403	11%	1%
General and administrative expenses	1,960	12%	2,128	335	10%	(2)%
Amortization of intangible assets	598	4%	728	115	3%	(1)%
Total costs and expenses	12,484	74%	15,776	2,482	71%	(3)%

Share-based compensation expense by function:
Cost of revenue	1,155	7%	506	80	2%	(5)%
Product development expenses	700	4%	1,273	200	6%	2%
Sales and marketing expenses	173	1%	403	63	2%	1%
General and administrative expenses	982	6%	982	155	4%	(2)%
Total share-based compensation expense	3,010	18%	3,164	498	14%	(4)%

Cost and expenses excluding share-based compensation expense:
Cost of revenue	4,441	26%	6,625	1,042	30%	4%
Product development expenses	1,881	11%	1,952	307	9%	(2)%
Sales and marketing expenses	1,576	9%	2,161	340	9%	0%
General and administrative expenses	978	6%	1,146	180	6%	0%
Amortization of intangible assets	598	4%	728	115	3%	(1)%
Total cost and expenses excluding share-based compensation expenses	9,474	56%	12,612	1,984	57%	1%

•                  Cost of revenue — Cost of revenue in the quarter ended September 30, 2015 was RMB7,131 million (US$1,122 million), or 32% of revenue, compared to RMB5,596 million, or 33% of revenue, in the same quarter of 2014.  The decrease in cost of revenue as a percentage of revenue was due primarily to a decrease in share-based compensation expense (as discussed in “Share-based compensation expense” below), partially offset by an increase in costs associated with our new businesses initiatives (mainly our mobile operating system and over-the-top TV services) and an increase in traffic acquisition cost as a result of the expansion of our third-party affiliate marketing program operated by Alimama.

•                  Product development expenses — Product development expenses in the quarter ended September 30, 2015 were RMB3,225 million (US$507 million), or 15% of revenue, compared to RMB2,581 million, or 15% of revenue in the same quarter of 2014.  Without the effect of share-based compensation expense, the decrease in product development expenses as a percentage of revenue in the quarter ended September 30, 2015 was primarily due to the decrease in royalty fees paid to Yahoo! Inc., which fees were terminated by contract upon completion of our initial public offering in September 2014.

•                  Sales and marketing expenses — Sales and marketing expenses in the quarter ended September 30, 2015 were RMB2,564 million (US$403 million), or 11% of revenue, compared to RMB1,749 million, or 10% of revenue in the same quarter of 2014.  Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue in the quarter ended September 30, 2015 remained stable compared to the same quarter of 2014.

•                  General and administrative expenses — General and administrative expenses in the quarter ended September 30, 2015 were RMB2,128 million (US$335 million), or 10% of revenue, compared to RMB1,960 million, or 12% of revenue in the same quarter of 2014.  Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue in the quarter ended September 30, 2015 remained stable compared to the same quarter of 2014.

•                  Share-based compensation expense — Share-based compensation expense included in cost and expense items above in the quarter ended September 30, 2015 was RMB3,164 million (US$498 million), or 14% of revenue, compared to RMB3,010 million, or 18% of revenue, in the same quarter of 2014.  The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	September 30, 2014		June 30, 2015		September 30, 2015			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards(1):
Alibaba Group share-based awards granted to:
- Our employees	1,836	11%	1,811	9%	2,231	351	10%	22%	23%
- Ant Financial employees and other consultants(2)	972	6%	214	1%	(194)	(30)	(1)%	N/A	N/A
Ant Financial share-based awards granted to our employees(2)	202	1%	1,970	10%	1,127	177	5%	458%	(43)%
Total share-based compensation expense	3,010	18%	3,995	20%	3,164	498	14%	5%	(21)%

(1)             We are including this quarter a new presentation of our share-based compensation expense by type of award to separate share-based compensation expense that is not subject to mark-to-market accounting treatment and share-based compensation expense that is subject to mark-to-market accounting treatment.

(2)             Awards subject to mark-to-market accounting treatment.

The expense arising from Ant Financial’s share-based awards granted to our employees amounted to RMB1,127 million (US$177 million), RMB1,970 million and RMB202 million in the quarters ended September 30, 2015, June 30, 2015 and September 30, 2014, respectively, representing a non-cash charge that will not result in any economic cost or equity dilution to our shareholders. It is the view of our Chairman, Jack Ma, who controls Ant Financial, that the grant of Ant Financial equity awards to our employees will benefit Alibaba Group because of the strategic importance of Ant Financial as a payment service provider to us and our significant participation in the profits and value accretion of Ant Financial through our agreements with Ant Financial. Excluding the expense related to Ant Financial’s share-based awards, our share-based compensation expense would have been RMB2,037 million (US$321 million), RMB2,025 million and RMB2,808 million in the quarters ended September 30, 2015, June 30, 2015 and September 30, 2014, respectively.

We expect that our share-based compensation expense will continue to be affected by changes in fair value of our shares and share-based awards of Ant Financial, as well as the quantity of awards we grant to our employees and consultants in the future.  Furthermore, we expect that our share-based compensation expense will likely increase, primarily due to anticipated increases in the fair value of share-based awards of Ant Financial, although share-based compensation expense driven by such increase would be non-cash and would not result in any economic cost or equity dilution to our shareholders.

•                  Amortization of intangible assets — Amortization of intangible assets in the quarter ended September 30, 2015 was RMB728 million (US$115 million), an increase of 22% from RMB598 million in the same quarter of 2014.  This increase was due to an increase in intangible assets recognized arising from our strategic acquisitions and investments.

Income from operations — Income from operations in the quarter ended September 30, 2015 was RMB6,395 million (US$1,006 million), or 29% of revenue, an increase of 47% compared to RMB4,345 million, or 26% of revenue in the same quarter of 2014.

Non-GAAP EBITDA and Non-GAAP EBITDA margin — Non-GAAP EBITDA increased by 31% to RMB11,146 million (US$1,754 million) in the quarter ended September 30, 2015, compared to RMB8,493 million in the same quarter of 2014.  Non-GAAP EBITDA margin remained stable at 50% in the quarter ended September 30, 2015, compared to the same quarter of 2014.  We will continue to invest a portion of our free cash flow in new businesses, and the growth of our new investment spending may be higher than our overall revenue growth.  A reconciliation of income from operations to non-GAAP EBITDA is included at the end of this earnings release.

Interest and investment income, net — Interest and investment income, net in the quarter ended September 30, 2015 was RMB18,150 million (US$2,856 million), a significant increase from RMB468 million in the same quarter of 2014.  The increase was primarily due to a non-cash gain of RMB18,603 million (US$2,927 million) arising from the revaluation of our previously held equity interest in Alibaba Health Information Technology Limited, or Alibaba Health, which was recognized in the quarter ended September 30, 2015 when we obtained control over Alibaba Health and it became our consolidated subsidiary in July 2015.

Other income, net — Other income, net in the quarter ended September 30, 2015 was RMB429 million (US$67 million), compared to RMB378 million in the same quarter of 2014.  Such amounts included royalty fees and software technology service fees received from Ant Financial of RMB463 million (US$73 million) in the quarter ended September 30, 2015, compared to RMB465 million in the same quarter of 2014.

Income tax expenses — Income tax expenses in the quarter ended September 30, 2015 were RMB1,671 million (US$263 million), an increase of 25% compared to RMB1,339 million in the same quarter of 2014.  Our effective tax rate decreased to 6.8% in the quarter ended September 30, 2015 from 28.7% in the same quarter of 2014, primarily as a result of the above-mentioned non-cash revaluation gain of RMB18,603 million (US$2,927 million) in the quarter ended September 30, 2015, which was not subject to income tax.  Excluding this revaluation gain, share-based compensation expense, as well as other unrealized investment gain/loss and impairment on investments, our effective tax rate would have been 16.3% in the quarter ended September 30, 2015, compared to 17.6% in the same quarter of 2014.

Net income and Non-GAAP net income — As a result of the foregoing, our net income in the quarter ended September 30, 2015 was RMB22,703 million (US$3,572 million), an increase of 649% compared to RMB3,030 million in the same quarter of 2014.  Excluding the effect of the non-cash revaluation gain, share-based compensation expense, amortization of intangible assets and certain other items, non-GAAP net income in the quarter ended September 30, 2015 was RMB9,252 million (US$1,456 million), an increase of 36% compared to RMB6,808 million in the same quarter of 2014.  A reconciliation of net income to non-GAAP net income is included at the end of this earnings release.

Net income attributable to ordinary shareholders — Net income attributable to ordinary shareholders in the quarter ended September 30, 2015 was RMB22,754 million (US$3,580 million), an increase of 665% compared to RMB2,976 million in the same quarter of 2014.

Diluted EPS and non-GAAP diluted EPS — Diluted EPS in the quarter ended September 30, 2015 was RMB8.87 (US$1.40) on a weighted average of 2,564 million diluted shares outstanding during the quarter, an increase of 615% compared to RMB1.24 on a weighted average of 2,438 million diluted shares outstanding during the same quarter of 2014. Excluding the effect of share-based compensation expense, amortization of intangible assets and certain other items, non-GAAP diluted EPS in the quarter ended September 30, 2015 was RMB3.63 (US$0.57), an increase of 30% compared to RMB2.79 in the same quarter of 2014.  The lower non-GAAP diluted EPS growth rate relative to non-GAAP net income growth rate was due to an increase in the average number of diluted shares outstanding in the quarter ended September 30, 2015 following the completion of our initial public offering in September 2014.  A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this earnings release.

Cash, cash equivalent and short-term investments — As of September 30, 2015, cash, cash equivalents and short-term investments were RMB105,691 million (US$16,629 million), compared to RMB115,271 million as of June 30, 2015.  Despite our strong free cash flow during this quarter, the decrease was mainly due to RMB17,384 million (US$2,735 million) in cash disbursed to repurchase our shares as discussed in detail in “Share Repurchase” above and “Net cash used in financing activities” below.

Cash flow from operating activities and free cash flow — Net cash provided by operating activities in the quarter ended September 30, 2015 was RMB15,124 million (US$2,380 million), an increase of 158% compared to RMB5,865 million in the same quarter of 2014.  Free cash flow, a non-GAAP measurement of liquidity that we derive from subtracting net cash provided by operating activities by capital expenditures (excluding land use rights and construction in progress) and others, in the quarter ended September 30, 2015 was RMB13,624 million (US$2,144 million).  This represents an increase of 52% compared to RMB8,938 million in the same quarter of 2014.  A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this earnings release.

Net cash used in investing activities — During the quarter ended September 30, 2015, net cash used in investing activities of RMB5,575 million (US$877 million) mainly included investment and acquisition activities of RMB5,676 million (US$893 million) as well as capital expenditures of RMB3,177 million (US$500 million), which included cash outflow for acquisition of land use rights and construction in progress of RMB1,917 million (US$302 million).  This increase was partially offset by receipt of cash consideration in respect of the transfer of the SME loan business from Ant Financial of RMB2,507 million (US$394 million).

Net cash used in financing activities — During the quarter ended September 30, 2015, net cash used in financing activities of RMB17,235 million (US$2,712 million) consisted primarily of cash disbursed to repurchase our shares of RMB17,384 million (US$2,735 million).

Employee number — As of September 30, 2015, we had a total of 36,662 employees, compared to 34,433 as of June 30, 2015 and 33,239 as of September 30, 2014.  The increase was mainly due to campus recruitment and companies acquired during this quarter.

Conclusion of SEC Inquiry

As previously announced, we received an inquiry from the U.S. Securities and Exchange Commission (“SEC”) in February seeking information regarding our interaction with one of our Chinese regulators, the State Administration for Industry and Commerce, and related matters.  We voluntarily cooperated with the SEC’s inquiry.  The SEC has notified us that it has concluded its inquiry and, based on the information it has received, it does not intend to recommend an enforcement action against us.

Webcast and Conference Call Information

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on October 27, 2015.

Details of the conference call are as follows:

International: +65 6713 5090

U.S.: +1 845 675 0437

U.K.: +44 203 059 8139

Hong Kong: +852 3018 6771

China: 400 620 8038 or 800 819 0121

Conference ID: 52573326

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings.  An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; conference ID: 52573326).

Our earnings release and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on October 27, 2015.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere.  The company is the largest online and mobile commerce company in the world in terms of gross merchandise volume.  Founded in 1999, the company provides the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with hundreds of millions of consumers and other businesses.

Alibaba Group’s major businesses include:

•                          Taobao Marketplace (www.taobao.com), China’s largest online shopping destination

•                          Tmall.com (www.tmall.com), China’s largest third-party platform for brands and retailers

•                          Juhuasuan (www.juhuasuan.com), China’s most popular online group buying marketplace

•                          Alitrip (www.alitrip.com), a leading online travel booking platform

•                          AliExpress (www.aliexpress.com), a global online marketplace for consumers to buy directly from China

•                          Alibaba.com (www.alibaba.com), China’s largest global online wholesale platform for small businesses

•                          1688.com (www.1688.com), a leading online wholesale marketplace in China

•                          AliCloud (www.alicloud.com), a provider of cloud computing services to businesses and entrepreneurs

Contacts

Investor Relations Contact

Grace Wong

investor@alibabagroup.com

Media Contact

Robert Christie

bob.christie@alibaba-inc.com

Safe Harbor Statements

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements.  Among other things, statements that are not historical facts, including statements about Alibaba’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; Alibaba’s ability to retain or increase engagement of buyers, sellers and other participants in its ecosystem and enable new offerings; Alibaba’s ability to successfully monetize traffic on its mobile platform; risks associated with limitation or restriction of services provided by Alipay; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with acquisitions; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; risks associated with the performance of our business partners, including but not limited to Ant Financial; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this earnings release is as of the date of this earnings release and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Alibaba Group uses the following non-GAAP financial measures: non-GAAP EBITDA (including non-GAAP EBITDA margin), non-GAAP net income, non-GAAP diluted EPS and free cash flow.  For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this earnings release.

Alibaba Group believes that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Alibaba Group includes in income from operations, net income and diluted EPS.  Alibaba Group believes that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.  Alibaba Group considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by its business that can be used for strategic corporate transactions, including investing in its new business initiatives, making strategic investments and acquisitions and strengthening its balance sheet.  Non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of Alibaba Group’s operating performance.  These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP EBITDA represents income from operations (which excludes interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees) before certain non-cash expenses, consisting of share-based compensation expense, amortization and depreciation that Alibaba Group does not believe are reflective of its core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill, intangible assets and investments, gain on deemed disposals/disposals/revaluation of investments and amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial, and a one-time expense item consisting of the expenses relating to the sale of shares by existing shareholders in our initial public offering.

Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

Free cash flow represents net cash provided by operating activities as presented in Alibaba Group’s consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress) and adjusted for changes in loan receivables relating to micro loans of its SME loan business and others.  Alibaba Group presents the adjustment for changes in loan receivables because such receivables are reflected under cash flow from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

The tables captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this earnings release has more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended September 30,			Six months ended September 30,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Revenue	16,829	22,171	3,488	32,600	42,416	6,674
Cost of revenue	(5,596)	(7,131)	(1,122)	(10,181)	(13,842)	(2,178)
Product development expenses	(2,581)	(3,225)	(507)	(4,533)	(6,466)	(1,017)
Sales and marketing expenses	(1,749)	(2,564)	(403)	(2,961)	(4,805)	(756)
General and administrative expenses	(1,960)	(2,128)	(335)	(2,904)	(4,372)	(689)
Amortization of intangible assets	(598)	(728)	(115)	(832)	(1,375)	(216)

Income from operations	4,345	6,395	1,006	11,189	11,556	1,818
Interest and investment income, net	468	18,150	2,856	7,296	45,532	7,164
Interest expense	(521)	(484)	(76)	(931)	(961)	(151)
Other income, net	378	429	67	1,089	980	154

Income before income tax and share of results of equity investees	4,670	24,490	3,853	18,643	57,107	8,985
Income tax expenses	(1,339)	(1,671)	(263)	(2,784)	(3,065)	(482)
Share of results of equity investees	(301)	(116)	(18)	(391)	(523)	(82)

Net income	3,030	22,703	3,572	15,468	53,519	8,421
Net (income) loss attributable to noncontrolling interests	(2)	51	8	(36)	78	12

Net income attributable to Alibaba Group Holding Limited	3,028	22,754	3,580	15,432	53,597	8,433
Accretion of Convertible Preference Shares	(7)	—	—	(15)	—	—
Dividends accrued on Convertible Preference Shares	(45)	—	—	(97)	—	—

Net income attributable to ordinary shareholders	2,976	22,754	3,580	15,320	53,597	8,433

Earnings per share attributable to ordinary shareholders
Basic	1.33	9.25	1.46	6.91	21.71	3.42
Diluted	1.24	8.87	1.40	6.40	20.81	3.27

Weighted average number of share used in calculating net income per ordinary share
Basic	2,238	2,461		2,218	2,469
Diluted	2,438	2,564		2,411	2,576

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth the principal components of our revenue for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
China commerce
Retail (i)	12,769	17,267	2,717	25,408	32,979	5,189
Wholesale (ii)	790	1,046	164	1,499	2,043	321

Total China commerce	13,559	18,313	2,881	26,907	35,022	5,510

International commerce
Retail (iii)	419	481	76	777	982	155
Wholesale (iv)	1,198	1,355	213	2,309	2,600	409

Total international commerce	1,617	1,836	289	3,086	3,582	564

Cloud computing and Internet infrastructure (v)	285	649	102	521	1,134	178

Others (vi)	1,368	1,373	216	2,086	2,678	422

Total	16,829	22,171	3,488	32,600	42,416	6,674

(i)                         Revenue from China commerce retail is primarily generated from our China retail marketplaces.

(ii)                      Revenue from China commerce wholesale is primarily generated from 1688.com.

(iii)                   Revenue from International commerce retail is primarily generated from AliExpress.

(iv)                  Revenue from International commerce wholesale is primarily generated from Alibaba.com.

(v)                     Revenue from cloud computing and Internet infrastructure is primarily generated from the provision of services, such as data storage, elastic computing, database and large scale computing services, as well as web hosting and domain name registration.

(vi)                  Other revenue mainly represents the mobile Internet services revenue generated by UCWeb and AutoNavi.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of September 30,
	2015	2015
	RMB	RMB	US$
	(note)
	(in millions)
Assets
Current assets:
Cash and cash equivalents	108,193	96,747	15,222
Short-term investments	14,148	8,944	1,407
Restricted cash and escrow receivables	2,297	1,919	302
Investment securities	3,658	2,274	358
Prepayments, receivables and other assets (i)	13,813	12,107	1,905
Total current assets	142,109	121,991	19,194

Investment in equity investees	33,877	68,180	10,728
Investment securities	14,611	27,555	4,336
Prepayments, receivables and other assets	4,085	6,924	1,089
Property and equipment, net	9,139	11,428	1,798
Land use rights	3,105	2,910	458
Intangible assets	6,575	6,661	1,048
Goodwill	41,933	82,109	12,919
Total assets	255,434	327,758	51,570

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	1,990	1,440	227
Income tax payable	2,733	1,413	222
Accrued expenses, accounts payable and other liabilities	19,834	23,609	3,714
Merchant deposits	7,201	7,468	1,175
Deferred revenue and customer advances	7,914	9,157	1,441
Total current liabilities	39,672	43,087	6,779

Deferred revenue	445	415	65
Deferred tax liabilities	4,493	5,420	853
Non-current bank borrowings	1,609	2,012	317
Unsecured senior notes	48,994	50,711	7,979
Other liabilities	2,150	2,194	345
Total liabilities	97,363	103,839	16,338

(i)                         Loan receivables of RMB835 million as of March 31, 2015 was reclassified into prepayments, receivables and other assets to conform to the current period presentation.

	As of March 31,	As of September 30,
	2015	2015
	RMB	RMB	US$
	(in millions)

Commitments and contingencies	—	—	—
Mezzanine equity	658	366	58
Alibaba Group Holding Limited shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	117,142	122,975	19,349
Treasury shares at cost	—	—	—
Restructuring reserve	(1,152)	(1,020)	(160)
Subscription receivables	(411)	(71)	(11)
Statutory reserves	2,715	3,016	475
Accumulated other comprehensive income	2,302	3,002	472
Retained earnings	24,842	63,120	9,931

Total Alibaba Group Holding Limited shareholders’ equity	145,439	191,023	30,056
Noncontrolling interests	11,974	32,530	5,118

Total equity	157,413	223,553	35,174

Total liabilities, mezzanine equity and equity	255,434	327,758	51,570

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,			Six months ended September 30,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)

Net cash provided by operating activities	5,865	15,124	2,380	16,042	25,524	4,016
Net cash used in investing activities	(32,555)	(5,575)	(877)	(42,965)	(21,167)	(3,330)
Net cash provided by (used in) financing activities	62,864	(17,235)	(2,712)	81,954	(16,124)	(2,537)
Effect of exchange rate changes on cash and cash equivalents	3	369	58	13	321	50

Increase (decrease) in cash and cash equivalents	36,177	(7,317)	(1,151)	55,044	(11,446)	(1,801)
Cash and cash equivalents at beginning of period	51,912	104,064	16,373	33,045	108,193	17,023

Cash and cash equivalents at end of period	88,089	96,747	15,222	88,089	96,747	15,222

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our income from operations to non-GAAP EBITDA for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)
Income from operations	4,345	6,395	1,006	11,189	11,556	1,818
Add: Share-based compensation expense	3,010	3,164	498	4,083	7,159	1,126
Add: Depreciation and amortization of property and equipment and land use rights	540	859	135	963	1,641	259
Add: Amortization of intangible assets	598	728	115	832	1,375	216

Non-GAAP EBITDA	8,493	11,146	1,754	17,067	21,731	3,419

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)

Net income	3,030	22,703	3,572	15,468	53,519	8,421
Add: Share-based compensation expense	3,010	3,164	498	4,083	7,159	1,126
Add: Amortization of intangible assets	598	728	115	832	1,375	216
Add: Impairment of goodwill, intangible assets and investments	—	645	101	—	705	111
Add: Gain on deemed disposals/disposals/ revaluation of investments	(60)	(18,054)	(2,840)	(6,488)	(44,142)	(6,945)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	35	66	10	35	132	21
Add: Expenses relating to the sale of shares by existing shareholders in initial public offering	195	—	—	195	—	—

Non-GAAP net income	6,808	9,252	1,456	14,125	18,748	2,950

The table below sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders	2,976	22,754	3,580	15,320	53,597	8,433
Add: Reversal of accretion upon assumed conversion of Convertible Preference Shares	7	—	—	15	—	—
Add: Dividend eliminated upon assumed conversion of Convertible Preference Shares	45	—	—	97	—	—

Net income attributable to ordinary shareholders for computing diluted EPS	3,028	22,754	3,580	15,432	53,597	8,433
Add: Non-GAAP adjustments to net income(a)	3,778	(13,451)	(2,116)	(1,343)	(34,771)	(5,471)

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	6,806	9,303	1,464	14,089	18,826	2,962

Weighted average number of shares on a diluted basis	2,438	2,564		2,411	2,576
Diluted EPS(b)	1.24	8.87	1.40	6.40	20.81	3.27
Add: Non-GAAP adjustments to net income per share(c)	1.55	(5.24)	(0.83)	(0.56)	(13.50)	(2.12)

Non-GAAP diluted EPS(d)	2.79	3.63	0.57	5.84	7.31	1.15

(a)                     See the table above about the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(b)                     Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.

(c)                      Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.

(d)                     Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities	5,865	15,124	2,380	16,042	25,524	4,016
Less: Purchase of property and equipment and intangible assets (excluding land use rights and construction in progress)	(1,693)	(1,260)	(198)	(2,848)	(2,390)	(376)
Add: Changes in loan receivables, net and others	4,766	(240)	(38)	6,338	38	6

Free cash flow	8,938	13,624	2,144	19,532	23,172	3,646

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

GMV

The table below sets forth the GMV transacted on our China retail marketplaces and mobile GMV as a percentage of GMV for the periods indicated:

	Three months ended
	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015
	(in billions of RMB except percentages)
GMV
Taobao Marketplace GMV	346	295	342	380	494	381	427	438
Tmall GMV	183	135	159	176	293	219	246	275
Total GMV	529	430	501	556	787	600	673	713

Mobile GMV (as a percentage of total GMV)	20%	27%	33%	36%	42%	51%	55%	62%

Annual active buyers

The table below sets forth the number of active buyers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015
	(in millions)
Annual active buyers	231	255	279	307	334	350	367	386

Mobile

The table below sets forth information with respect to mobile GMV, mobile revenue and mobile rates of monetization realized in respect of our China retail marketplaces for the periods presented:

	Three months ended
	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015
	(in millions of RMB, except percentages)
China retail Marketplaces:
GMV	528,709	430,085	500,916	555,666	787,047	600,092	673,198	712,933
Mobile GMV	104,391	118,001	164,428	199,054	326,889	303,772	370,578	440,113
as a percentage of GMV	20%	27%	33%	36%	42%	51%	55%	62%

Revenue	16,149	9,371	12,639	12,769	21,275	13,049	15,712	17,267
Mobile revenue	1,171	1,162	2,454	3,719	6,420	5,247	7,987	10,520
as a percentage of revenue	7%	12%	19%	29%	30%	40%	51%	61%

Monetization rate	3.05%	2.18%	2.52%	2.30%	2.70%	2.17%	2.33%	2.42%
Mobile monetization rate	1.12%	0.98%	1.49%	1.87%	1.96%	1.73%	2.16%	2.39%

	The month ended
	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015
	(in millions)
Mobile MAUs	136	163	188	217	265	289	307	346